UNITED  STATES
                     SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549


                                 SCHEDULE  14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                                MALACOLOGY, INC.
                       (Exact  name  of  registrant  as
                   specified  in  its  corporate  charter)



                                  0-29489
                                -------------
                              Commission  File  No.



                        NEVADA                   33-0850627
                       --------                  ----------
              (State of Incorporation)           (IRS Employer
                                               Identification No.)



                   610 Newport Center Drive, Suite 800
                          Newport Beach, CA 92660
                (Address  of  principal  executive  offices)


                              (949)  719-1977
                       (Issuer's  telephone  number)

                                  MALACOLOGY, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

    This Information Statement is being delivered on or about October 24, 2001 to the holders of shares of common stock, par value $0.001 (the "Common Stock") of Malacology, Inc., a Nevada corporation (the "Company"), as of October 24, 2001. You are receiving this Information Statement in connection with the possible election of one person designated by the majority of the Company's stockholders to fill all of the seats on the Company's Board of Directors (the "Board").

  On October 24, 2001, M. Richard Cutler and Vi Bui, the majority shareholders of the Company entered into an Agreement with Contracts Consultants
International, Inc., a Florida corporation, and Contracts Consultants International, Inc., entered into an Agreement with Vivek R. Rao, which results in a restructuring of the Company's management, Board of Directors, and ownership.

    Pursuant to the terms of the Agreement, Mr. Cutler and Mr. Bui sold 970,000 shares of the Company, representing at that time 97% of the outstanding common stock, through Contracts Consultants International, Inc. to Vivek R. Rao. As consideration for the purchase of the shares, Vivek R. Rao paid the sum of $100,000 cash.

     On October 24, 2001, in accordance with the agreements, the Board of Directors received a letter of resignation from its sole Board member, Mr. Cutler, which is effective upon the appointment of a new Board of Directors. Pursuant to the Agreement, Mr. Cutler appointed Vivek R. Rao as the sole director of the Company. Mr. Rao will not take office until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

Voting  Securities  of  the  Company
------------------------------------

   On October 24, 2001, there were 1,000,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.


Security  Ownership  of  Certain  Beneficial  Owners  and  Management
---------------------------------------------------------------------

The following table sets forth, as of October 24, 2001, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

                                    Name and Address of      Amount and Nature of  Percent of
Title of Class                      Beneficial Owner (1)     Beneficial Ownership  Class (2)
----------------------------------  -----------------------  --------------------  -----------

                                    Name and Address of      Amount and Nature of  Percent of
Title of Class                      Beneficial Owner (1)     Beneficial Ownership  Class (2)
----------------------------------  -----------------------  --------------------  -----------

Common Stock                        Vivek R. Rao                          970,000        97.0%
                                    2827 Fairway View Drive
                                    Valrico, FL 33594

Common Stock                        All Officers and Directors as a
                                    Group (1 person)                      970,000        97.0%
                                                                       ==========  ===========

  (1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.
  (2)   Based upon 1,000,000 shares issued and outstanding.

Changes  in  Control
--------------------

       On October 24, 2001, Contracts Consultants International, Inc., a Florida corporation, acquired 970,000 restricted common shares of Malacology, Inc. from
M. Richard Cutler and Vi Bu in a private purchase transaction. On October 23, 2000, Vivek R. Rao acquired the same 970,000 shares from Contracts Consultants International, Inc. in a private purchase transaction. Vivek R. Rao became the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, the Board of
Directors of Malacology, Inc. nominated Vivek R. Rao to the Board of Directors and all former officers and directors resigned. Vivek R. Rao was then named President, Secretary and Treasurer of Malacology, Inc.

     Prior to the sale, the Company had 1,000,000 shares of common stock outstanding.


DIRECTORS  AND  EXECUTIVE  OFFICERS

Legal  Proceedings
------------------

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.


Directors  and  Executive  Officers
-----------------------------------

     The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.

Name . . . . . . . . .  Age  Position(s)
----------------------  ---  --------------------------------------------

Vivek R. Rao            44  President, Secretary, Treasurer and Director

On October 24, 2001, Vivek R. Rao was elected and appointed Chairman of the Board, President, Secretary and Treasurer of Malocology, Inc. From September 2000 to present, Mr. Rao serves as an independent consultant to the telecommunications industry. From June, 2001 until October 17, 2001 Mr. Rao served as Chairman and CEO of Pacific Star Technology, a U.S. holding company. From 1992 to 2000, Mr. Rao served as founder, Chairman of the Board and Chief Executive Officer of Rann International Corporation, a holding company with interests in telecommunication. For the previous five years, Mr. Rao headed The Rao Agency as founder and President that provided research data and databases to financial institutions, medical companies, and computer software developers. Mr. Rao earned a BS in Chemistry from the University of Bombay, India.

Certain  Relationships  and  Related  Transactions
--------------------------------------------------

Not applicable

Compliance  with  Section  16(a)  of  the  Securities  Exchange  Act  of  1934
------------------------------------------------------------------------------

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

Executive  Officers  and  Directors
-----------------------------------

     We  currently do not pay any cash salaries to any officers or directors.

Summary  Compensation  Table
----------------------------

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 1999 and 2000. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                   SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
----------------------------------------------------------------------------------------------------------------------------

M. Richard Cutler     2000       -0-               -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)

                      1999      -0-                -0-      -0-             -0-           -0-          -0-       -0-
                    (12/31)

                      1998      -0-                -0-      -0-             -0-           -0-          -0-       -0-
                    (12/31)

                                               OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                       (INDIVIDUAL GRANTS)


                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------------
M. Richard Cutler                  None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                               AND FY-END OPTION/SAR VALUES



                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
------------------------------------------------------------------------------------------------------------------------
M. Richard Cutler            N/A                    N/A                         None                       N/A





Dated:     October 24, 2001                            By order of the Board of
                                                       Directors

                                                       /s/  M. Richard Cutler
                                                       _________________________
                                                       M. Richard Cutler
                                                       President